

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

Gary Simanson
Chief Executive Officer
Coincheck Group B.V.
Hoogoorddreef 15, 1101 BA
Amsterdam, Netherlands

> **Re: Coincheck Group B.V.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-4**
> **Submitted November 1, 2022**
> **CIK No. 0001913847**

Dear Gary Simanson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2022 letter.

Amendment No. 2 to Draft Registration Statement Submitted November 1, 2022

General

1. Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses and may have further comments.

2. We note your response to comment 1 regarding the miime platform and the potential that users of the platform may be located outside of Japan. We further note your statement that the Company has decided to discontinue operation of the miime platform. Notwithstanding this decision and the fact that the miime platform has ceased or will

cease operations, please expand your risk disclosure regarding the possibility of non-Japanese customers having transacted in crypto assets using the miime platform during the period of its operation by the Company, including the risk that, should one of the NFTs or other crypto assets traded on the platform be determined to be a security, Coincheck could be found to have facilitated transactions in unregistered securities.

3. Please revise throughout by discussing how recent market events, including the bankruptcies of certain crypto asset market participants, and the downstream effects of those events have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. In your revised disclosure:
    - discuss under your captions "Risk Factors" and "Information About Coincheck - Our Market Opportunity" any negative impacts that the liquidity issues and subsequent collapse and bankruptcy proceedings of these market participants have had and may continue to have on crypto assets markets and market participants;
    - clarify whether Coincheck has direct or indirect counterparty exposure to these market participants and what impact any such exposure may have on Coincheck's business operations. For example, clarify whether Coincheck has relationships with counterparties, customers, custodians, or other third parties with which you transact whose business operations may be negatively impacted by the liquidity issues and subsequent bankruptcy proceedings of these market participants or any other impacted entities such that your operations could be impacted;
    - clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated; and
    - expand your risk factors under the caption "Risks Related to Third Parties" beginning on page 68 to provide more tailored credit risk disclosure that addresses the specific impacts of recent crypto market events.

4. Disclose whether you have experienced excessive redemptions or withdrawals, or have suspended redemptions or withdrawals, of crypto assets and explain the potential effects on your financial condition and liquidity.

5. Please revise to describe any material policies and procedures that would limit or prohibit Coincheck from engaging in activities such as front running, wash trading or market manipulation through its trading activities on the platform.

Frequently Used Terms
Exchange Platform, page 4

6. Please revise your definition of "exchange platform" to clarify that Coincheck may also transact on the platform. Additionally, revise disclosure on page 188 under the Exchange Platform heading to more clearly describe that Coincheck may also transact on the exchange platform.

Summary of the Proxy Statement/Prospectus, page 9

7. We note your response to comment 5 and your disclosure on page 10 that "marketplaces for NFTs, which Coincheck also operates, are also subject to an uncertain and evolving regulatory environment". Please describe here and more fulsomely in your section captioned "Information About Coincheck - Regulatory Environment" the principal regulations that impact your NFT Marketplace business, and how such regulations impact your operations.

Risk Factors, page 46

8. We note that each of the transaction documents filed in Annexes A, C, D, E, F and G contains a jury trial waiver provision. Please include disclosure regarding those provisions in your summary risk factors.

9. Describe any material risk to you, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets. Identify any material concentrations of risk and quantify any material exposures, including updated disclosure regarding your exposure to Binance.

10. To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

11. Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

12. To the extent material, describe any of the following risks due to recent disruptions in the crypto asset markets:
    - Risks from depreciation in your stock price.
    - Risks of loss of customer demand for your products and services.
    - Financing risk, including equity and debt financing.
    - Risks of increased losses or impairments in your investments or other assets.
    - Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

- Risks from price declines or price volatility of crypto assets.
- Risks of increased regulation of your industry.
- Specific recent examples of negative publicity associated with crypto trading platforms.

Risks Relating to Coincheck's Business and Industry

A particular crypto asset's status as a "security" in any relevant jurisdiction remains subject to a high degree of uncertainty., page 55

13. We note the statement that the legal test for determining whether any given crypto asset is a security is "a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict." Please revise this statement with respect to the U.S. as the legal tests in the U.S. are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

14. Please expand your discussion of the material risks related to unauthorized or impermissible customer access to the Company's products and services outside of Japan. Describe the potential impact to your business of administration sanctions, including fines, or legal claims based upon the laws of such other jurisdictions.

We also operate Coincheck NFT Marketplace...risks that could adversely affect our business, operating results, and financial condition., page 55

15. We note your added risk factor in response to comment 1 and reissue the comment in part. Please expand your risk factor disclosure to discuss your procedures for evaluating NFTs for admission to trading on your platform.

16. We note your revisions in response to comment 2. Please also revise this section to consistently use the term "crypto asset," as opposed to digital asset.

Risks Relating to Government Regulation and Privacy Matters, page 67

17. Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

18. Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

Risks Relating to Third Parties, page 68

19. We note your response to comment 9. In addition to disclosing your exposure to Binance, please revise to disclose your aggregate counterparty exposure.

20.   If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:
  - Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
  - Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
  - Have the crypto assets of their customers unaccounted for.
  - Have experienced material corporate compliance failures.

Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation
Unaudited Pro Forma Condensed Combined Statement of Operations, page 123

21.   Please tell us the reason(s) for the significant changes in the amounts, as compared to the prior amendment, in the Thunder Bridge (US GAAP Historical As Converted) column.

Cryptocurrency Trading Services
Marketplace Platform, page 188

22.   We note your disclosure that individual transactions are offset before cover transactions are executed and that you also have a threshold limit for the remaining open position at any time, and cover transactions are only executed when the threshold is exceeded. Please revise to enhance your disclosure that "Immediately upon receipt of an order… our trading operations system executes a cover transaction" to more accurately describe the timing of cover transactions and the hierarchy of how the different alternatives to cover a transaction (e.g. offsetting trades, transaction on Exchange Platform, transaction on an external exchange, etc.) are considered and processed.   Additionally, please revise to clarify disclosure related to the timing and process of cover transactions in the fourth paragraph on page 222 and similar disclosure on page F-55.

23.   Please revise to clarify if bid/ask spreads are applied to and revenue recognized on individual trades that are offset before cover transactions are executed.

Exchange Platform, page 188

24.   We note your response to comment 13 and reissue our comment in part. We note your added disclosures on page 190 describing the steps you take internally and the criteria you use to approve and evaluate new cryptocurrencies for trading, and the statement on page 190 that you "conduct this internal approval process based on risk-based judgments." Please further revise to clarify that such processes and risk-based judgments made by the company are not legal standards or determinations binding on any regulatory body or court.

Account Management and Custody of Customer Crypto Assets, page 190

25.   We note your added disclosure on page 191 in response to comment 16. Please clarify the amount of assets custodied, including those borrowed from customers. For instance, in your response to comment 16, you state that you hold ¥457 billion of crypto assets in cold wallets and ¥3.7 billion of crypto assets in hot wallets as of March 31, 2022, and on page 191 you indicate that ¥2.4 billion of assets are held at counterparties, totalling ¥463.1 billion of assets held in either wallets or counterparties. On page 42, under "Key Business and Non-IFRS Financial Measures" you state that you had, as of March 31, 2022 customer assets of ¥481.0 billion, which, less ¥55.9 billion of fiat currency, totals ¥425.2 billion. Under your consolidated statements of financial position data, however, we note that you record a safeguard liability of ¥425.7 billion. In either case, the customer assets/safeguard liability plus the ¥37.6 billion of crypto asset borrowings totals either ¥462.8 billion or ¥463.3 billion, as opposed to ¥463.1 billion.

26.   Identify what material changes, if any, have been made to your processes, policies and procedures regarding the commingling of assets, including customer assets, borrowed assets, your assets, and those of affiliates or others, in light of the current crypto asset market disruption. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or commingling of assets are not effective.

Insurance Coverage, page 191

27.   We note your added disclosures in response to comment 8 and reissue our comment in part. Please further revise to disclose any obligations you have toward your securities or crypto asset account holders in the event of fraud.

Additional Cryptocurrency-related Services
Coincheck Lending, page 192

28.   Please revise to address the following regarding the Coincheck Lending service:

   • Discuss any regulatory, contractual or other restrictions on the use of borrowed customer cryptocurrencies.
   • Discuss and quantify any concentrations with customer lenders.

29.   We note disclosure that you use borrowed customer cryptocurrencies in order to facilitate remittance requests and also to deposit with external exchanges in order to facilitate cover transactions you make in operating your Marketplace Platform. We also note disclosure on page 217 that you use borrowed customer cryptocurrencies to facilitate customer transactions at a lower cost than procuring from alternate sources and that these cryptocurrencies are held with the purpose of acquiring broker-traders' margin. Please address the following:

- Tell us in detail and revise to disclose the reasons for using borrowed cryptocurrencies to fulfill customer remittance requests.
- Tell us in detail and revise to disclose how you use borrowed cryptocurrencies to facilitate customer transactions and to cover customer transactions on the Marketplace Platform or Exchange Platform. Also, revise your discussion of cover transactions throughout the filing to more clearly explain how borrowed cryptocurrencies are used as part of your cover process.

30. We note your disclosure that "upon expiration of [the lending period for a given customer's crypto assets], we repay the principal in its original form or its equivalent in certain cryptocurrencies." In relation to this, please disclose:
   - Which crypto assets (other than the borrowed crypto asset) Coincheck may use to repay a customer's principal.
   - Whether Coincheck or the customer has the right to elect repayment in a different crypto asset, and at which point in the contract period the election must be made.
   - At what time the exchange rate between the borrowed crypto asset and the crypto asset used for repayment is determined.

31. Please explain your policies and procedures for using or leveraging crypto assets under custody. In particular, please:
   - Explain whether there are differences in policies or procedures for using or leveraging customer crypto assets as compared to borrowed crypto assets;
   - Describe any limitations on your ability to use or leverage customer crypto assets;
   - Clarify whether any of the crypto assets deposited with counterparties are customer crypto assets, or whether these are limited to borrowed or company-owned crypto assets; and
   - Clarify the approximate percentage of customer crypto assets vs. borrowed crypto assets held in hot wallets.

32. We note that you own crypto assets, borrow crypto assets, and hold crypto assets on behalf of third parties. To the extent material, explain whether any of these crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.

Recently Introduced Services
Coincheck IEO, page 192

33. Please refer to comment 18. Please address the following:

- We note you disclose on page 209 that you received ¥304 million in commissions from the issuer and subscribers. Please tell us how much of these commissions related to the arrangement to deliver issuer tokens to users on behalf of the issuer and which party paid the commission (e.g., issuer or user).

- Based on your response, it appears that you recognized the commissions related to the arrangement to deliver issuer tokens to users on behalf of the issuer on a net basis because you believe you acted as an agent and that you did not control the tokens before they were transferred. Please tell us the following:
  - ° how you considered the guidance in IFRS 15.47 in determining the transaction price for this performance obligation,
  - ° how you considered the guidance in IFRS 15.B34-B38 in determining you were acting as an agent and specifically how you determined if you controlled the token before the token was transferred to the user, and
  - ° the gross amount users paid for issuer tokens in which you arranged for delivery on behalf of the issuer.

34. Please revise to clarify if the tokens sold and listed on the marketplace exchange related to your IEO business are considered electronically recorded transferable rights ("ERTRs") for regulatory purposes. Additionally, please revise disclosure in the "Overview of Regulatory Framework in Japan" section starting on page 198 to clarify how these tokens are treated for regulatory purposes and the impact on Coincheck.

Our Customers
Account Opening Procedures, page 195

35. We note your response to comment 23 and your expanded disclosure on page 195 regarding your KYC and account opening procedures. Please confirm whether, in addition to verifying residency, you also verify a prospective customer's citizenship. If so, please confirm whether you permit U.S. persons resident in Japan to open an account.

Our Features
High Level of Security, page 196

36. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

Regulatory Environment
Overview of Regulatory Framework in Japan, page 198

37. We note your response to comment 24 and your added disclosures on page 198, and reissue our comment in part. We note your statement that none of the PSA, related laws and regulations, or the JVCEA's self-regulatory rules stipulate who has the authority to make decisions regarding changes in the legal status of digital assets handled by CAESPs or the procedures for such changes. Nevertheless, given the self-certification of crypto asset status by a CAESP, please revise your disclosure to explain how any change in such status would be determined, and whether an exchange or other market participant would

have the ability to appeal such change in legal status. Please also revise your risk factor disclosure as appropriate.

Recent Developments and Outlook, page 205

38.   Please revise here and the section "Information about Coincheck - Our Market Opportunity" to update disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

Key Business Metrics and Trends
Verified Users, page 205

39.   We note your response to comment 26 that "there should only be one account per user," and your deletion of a sentence on page 62 stating that "users are not prohibited from having more than one account and our verified users metric may overstate the number of unique customers who have registered an account on our trading platforms as one customer may register for, and use, multiple accounts with different email addresses, phone numbers, or usernames." Please confirm to us that it would not be possible for one person to register multiple accounts using email addresses, phone numbers or usernames and that a person that follows your account opening and KYC procedures would be prevented from opening additional accounts.

Trading Volume (by Currency), page 208

40.   We note your response to comment 27 and reissue. Please revise your disclosure to quantify, disaggregated by asset and in tabular format, the amount of trading for each crypto asset that is traded on your platform for the periods covered by your registration statement.

Factors Affecting Our Results of Operations
Adoption of crypto assets and offering of new crypto assets, page 210

41.   We note your revisions in response to comment 2. Please also revise this section to consistently use the term "cryptocurrency exchange," as opposed to trading platform.

Marketing, page 211

42.   We note your response to comment 28, including your addition of a chart showing marketing costs for customer acquisition, cost per acquisition and customer payback period. In either tabular or narrative format, please also provide the underlying figures for marketing costs for customer acquisition, cost per acquisition and an average customer payback period for the periods presented.

Liquidity and Capital Resources, page 217

43. Please revise to discuss your ability to satisfy your obligations to return borrowed customer cryptocurrencies. Your disclosure should identify and quantify the assets held and available to satisfy your obligations.

44. Please revise to address the uncertainty and risk related to the potential lack of cryptocurrencies if customers decide to no longer lend cryptocurrencies to you. Specifically, discuss the reasonably likely impact on your liquidity, capital resources, financial results, operations and business.

Notes to the Consolidated Financial Statements
3. Significant accounting policies - (4) Crypto Assets, page F-51

45. Please refer to comment 33. We note your revised disclosure that crypto assets held (non-current assets) are subject to impairment tests at the same time each year and when there are indications of impairment. Please address the following:

   • tell us and revise your filing to clarify how you determine if there are indications of impairment,
   • tell us and revise your filing to disclose the frequency and/or points in time you measured impairment of these crypto assets during the periods presented, and
   • tell us if you measured impairment of these crypto assets during the periods presented based on the lowest price of the crypto asset during the period.

3. Significant accounting policies - (b) Commission received, page F-56

46. We note you act as an agent when brokering transactions on the NFT Marketplace. Please tell us the gross amount users paid, during the periods presented, for NFTs in which you arranged to transfer NFTs of the selling party to the other party and recognized revenue on a net basis.

12. Crypto assets held, page F-66

47. We note your revision in response to comment 17. Please also revise your disclosure in Note 12 to explain what you mean by "managed for each customer."

       You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Christopher Wall at 202-551-4162 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance